Exhibit 12

                 INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

             Schedule of Computation of Ratio of Earnings to Fixed Charges
                                    (unaudited)

                               (dollars in thousands)



                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                    Nov. 30,  Nov. 30,    Nov. 30,  Nov. 30,
                                       1994      1993        1994      1993

Earnings (loss) before
  income taxes (1)                  $18,190   $20,282     $59,005   $(2,409)
Plus: Fixed charges (2)               6,655     5,545      17,733    16,971
Less: Capitalized interest              (87)     (420)       (256)     (593)

Earnings available to cover
  fixed charges (3)                 $24,758   $25,407     $76,482   $13,969

Ratio of earnings to
  fixed charges (3)                    3.72      4.58        4.31       .82


(1) Losses before income taxes have been adjusted to exclude losses from less-than-fifty-percent-owned subsidiaries.

(2) Fixed charges consisted of the following:

                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                    Nov. 30,  Nov. 30,    Nov. 30,  Nov. 30,
                                       1994      1993        1994      1993
Interest expense, gross              $4,293    $3,227     $10,937   $ 9,845
Rentals (1/3)                         2,362     2,318       6,796     7,126
  Total fixed charges                $6,655    $5,545     $17,733   $16,971


(3) For the nine months ended November 30, 1993, earnings were inadequate to cover fixed charges. The resulting deficiency was $3,002 for the nine-month period. The deficiency was the result of unusual items. Exclusive of unusual items, the ratio of earnings to fixed charges would have been 3.62 for the nine months ended November 30, 1993.